Filed by: Regional Health Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 13e-4(c), Rule 14d-2(b) and Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Regional Health Properties, Inc.

Commission File Number: 001-33135

EXPLANATORY NOTE

On April 6, 2022, Regional Health Properties, Inc. issued the following notice via email and postal mail to certain holders of its 10.875% Series A Cumulative Redeemable Preferred Shares in order to encourage them to vote in its reconvened Special Meeting of Shareholders on May 2, 2022.

Regional Health Properties (NYSE:RHE) needs your support.

An overwhelming majority of votes cast to date support the proposals required to complete the Preferred Shares Exchange Offer, but we do not yet have a sufficient number of outstanding shares voting to approve the required proposals.

Accordingly, we have had to adjourn our Special Meeting to May 2 to solicit additional votes to ensure that all Regional Health Properties shareholders have the opportunity to make their voices heard.

To avoid further delay and expense, we strongly urge you to join your fellow shareholders and vote FOR all proposals on the agenda at the Special Meeting as soon as possible.

If you do not vote, it has the same effect as voting against the proposals required to complete the Exchange Offer and may limit our ability to pursue attractive growth opportunities if these critical proposals are not approved.

Your vote is extremely important. No matter how many or how few shares you own, your vote is vital to our success.

Please VOTE TODAY!

HELP REGIONAL HEALTH PROPERTIES

EXECUTE ITS GROWTH STRATEGY

BY VOTING “FOR” TODAY!

If you have any questions, or need any assistance in voting your shares, please contact Morrow Sodali LLC at (203) 658-9400 or by email at RHE@investor.morrowsodali.com

YOUR VOTE IMPACTS THE FUTURE VALUE OF YOUR INVESTMENT

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VOTE “FOR” ALL PROPOSALS

TO HELP REGIONAL HEALTH PROPERTIES GROW AND CREATE SUPERIOR VALUE FOR SHAREHOLDERS

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Exchange Offer and Where to Find It

RHE filed a registration statement and definitive proxy statement/prospectus in connection with the proposed transaction with the SEC. RHE also filed with the SEC a joint statement on Schedule TO/13E-3 for the proposed transaction. RHE has amended and supplemented these filings and intends to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or registration statement or any other document that RHE may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Participants in the Solicitation

RHE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of RHE, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in RHE’s proxy statement for its 2021 Annual Meeting of Shareholders, which was filed with the SEC on October 22, 2021, and RHE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 22, 2022. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.

Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RHE using the sources indicated above.